EXHIBIT 4.3

DESCRIPTION OF INTERNATIONAL TOWER HILL MINES COMMON SHARES

The common shares, no par value (the “common shares”), of International Tower Hill Mines Ltd. (the “Company”) are the Company’s only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of the Company, as amended (the “Articles”), which are attached as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2019. We are incorporated in the Province of British Columbia, Canada and are subject to the Business Corporations Act (British Columbia).

Authorized Capital Shares

The Company is authorized to issue 500,000,000 common shares of which 187,573,671 are issued and outstanding as of March 2, 2020. The outstanding common shares are fully paid and nonassessable. No other classes of shares are currently authorized.

Voting Rights

Holders of common shares are entitled to receive notice of and to attend any meetings of shareholders of the Company and at any meetings of shareholders to cast one vote for each common share held. Holders of common shares do not have cumulative voting rights. A simple majority of votes cast on a resolution is required to pass an ordinary resolution; however, if the resolution is a special resolution two-thirds of the votes cast on the special resolution are required to pass it.

Dividend Rights and Liquidation Rights

Holders of common shares are entitled to receive dividends as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attached to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.

Other Rights and Preferences

There are no pre-emptive, subscription, conversion or redemption rights attached to the common shares nor do they contain any sinking or purchase fund provisions.

Considerations for Non-Resident Holders

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company or affecting the remittance of dividends, interest and other payments to non-residents, except that the Investment Canada Act (Canada) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian.” See “Certain Canadian Federal Income Tax Considerations for U.S. Holders” and “Certain U.S. Federal Income Tax Considerations” in the Form 10-K under Part II. Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities for additional information.

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